Exhibit 99.1

ELBIT IMAGING ANNOUNCES EARLY REPAYMENT OF ITS (SERIES H) NOTES

Tel Aviv, Israel, December 19, 2017, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, further to its announcement dated December 11, 2017 (regarding the Company’s series H and Series I bondholders approval of amendments to the trust deeds (“the Amended Trust Deed”)) as follows:

1.	On December 18, 2017 the Company announced that it completed the sale of its holdings in a SPV that holds the Radisson Hotel Complex in Bucharest, Romania, based on a property value of €169.2 million (the “Transaction” and “SPV”, respectively).

2.	The net proceeds received by the SPV (after Transaction expenses) is approximately €81 million.

The following amounts were deducted from the net proceeds, so that the SPV has received a total cash amount of approximately €61.4:

2.1	The repayment of the loan to Bank Hapoalim Ltd. in the amount of approximately €11.6 million (the “Loan”). The Loan was secured, inter alia, by a lien on the SPV’s shares.

2.2	An amount of €8 million was used to finance a vendor loan which has been granted for a period of 3 years, bearing interest at the rate of 5% per annum.

3.	In accordance to the Amended Trust Deed, the Company:

3.1	Will start with the voluntary liquidation of Elscint Holdings & Investment N.V. - a fully owned subsidiary of the Company that holds (indirectly) the SPV.

3.2	Announced an early repayment to its (series H) notes, in a total amount of NIS 240,197,260 (which includes a principal payment of NIS 240 million and an interest payment of NIS 197,260) which will be executed on January 5, 2018.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale (ii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iii) Land Plots in India - plots designated for sale initially designated to residential projects.

For Further Information:

Company Contact

Ron Hadassi

Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com